PROMISSORY NOTE
DISBURSEMENT GROUP A

Borrower Name: Wind Harvest International Inc., a Delaware corporation

Borrower Address: 980 Ninth Street, 16th Floor, Sacramento, California 95814 USA

Funding Date: _____________ Maturity Date: _____________ Amount: $______________

FOR VALUE RECEIVED, Borrower Wind Harvest International, Inc., a Delaware corporation ("Borrower") promises to pay to the order of Wind Harvest Pilot Project, Inc., a Delaware corporation, or assign ("Lender"), as indicated below, the principal sum of $_____________________, or so much thereof as is disbursed, together with interest on the balance of that principal sum from time to time outstanding, at a per annum rate equal to 12.85% per annum. All computations of interest under this Note shall be made on the basis of a year of 365 days, for actual days elapsed. Interest shall accrue on the Note commencing on, and including, the Funding Date, and shall accrue on the principal amount outstanding under this Note through and including the day on which the Note is paid in full.

This Note is subject to the terms and conditions of the Loan Agreement, which, among other things, contains provisions for acceleration of the maturity of this Note. If any provisions of this Note shall conflict with any terms or provisions of any of the Loan Agreement, the provisions of the Loan Agreement shall take priority over any provisions in this Note.

Borrower expressly waives any (a) diligence, presentment, demand, notice of nonpayment, protest, notice of protest, and notice of every kind; (b) waive the right to assert the defense of any statute of limitations to any debt or obligation hereunder; and (c) consent to renewals and extensions of time for the payment of any amounts due under this Note. The term "Borrower" includes any successors in interest of Borrower, all of whose liability shall be joint and several. The receipt of any check or other item of payment by Lender, at its option, shall not be considered a payment on account until that check or other item of payment is honored when presented for payment at the drawee bank. Lender may delay the credit of that payment based upon the bank's schedule of funds availability, and interest under this Note shall accrue until the funds are deemed collected.

The term "Lender" includes, without limitation, any holder of this note.

This note shall be construed in accordance with and governed by the laws of the State of California.

BORROWER:
WIND HARVESTER INTERNATIONAL, INC., a Delaware corporation

By:____________________________

Name: Kevin Wolf

Title: President/CEO

Date signed: _____________________